

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Patrick Decker
Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

> **Re: Xylem Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2023**
> **File No. 001-35229**

Dear Patrick Decker:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Disclosure Review Program